

July 9, 2012

Via E-mail
Patrick Carroll
Executive Vice President, Chief Financial Officer, and Treasurer
Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, NY 10119

> **Re:** **Lexington Realty Trust**
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 1-12386**

Dear Mr. Carroll:

We have reviewed your response dated June 18, 2012 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

General

1. We note your response to comment 1 from our letter dated June 4, 2012, including the disclosure with respect to FFO that you have furnished on Form 8-K. Since you consider FFO to be a key performance indicator, please include FFO disclosure in future Exchange Act periodic reports. Please also provide the appropriate GAAP reconciliation and highlight any differences from the NAREIT definition.

2. We note your responses to comments 8, 10 and 14. In future Exchange Act reports, please include in your analysis a discussion of the relative drivers of period to period changes in results from same store performance as compared to acquisitions/dispositions, and within same store performance the relative impact of changes in occupancy and rents.

Please contact Angela McHale, Attorney-Adviser at 202.551.3402 or Michael McTiernan, Assistant Director at 202.551.3852 with any questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant